(Reference Translation)

(For reference)

May 10, 2023

Toyota Motor Corporation

Holding of Ordinary General Shareholders’ Meeting

1. Date and time:	10:00 a.m., Wednesday, June 14, 2023

2. Venue:	Toyota Head Office, 1, Toyota-cho, Toyota City, Aichi Prefecture

3. Meeting Agenda:

Reports:

Reports on business review, consolidated and unconsolidated financial statements for FY2023 (April 1, 2022 through March 31, 2023) and a report by the Accounting Auditor and the Audit & Supervisory Board on the audit results of the consolidated financial statements for FY2023.

Resolutions:

Company’s proposal

Proposed Resolution 1:	Election of 10 Members of the Board of Directors

Proposed Resolution 2:	Election of 4 Audit & Supervisory Board Members

Proposed Resolution 3:	Election of 1 Substitute Audit & Supervisory Board Member

Shareholder’s proposal

Proposed Resolution 4:	Partial Amendments to the Articles of Incorporation (Annual review and report on impact on TMC caused by climate-related lobbying activities and the alignment with the goals of the Paris Agreement)